U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended September 30, 1999.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: ALLSTATES WORLDCARGO, INC.

Address of Principal          4 Lakeside Drive South
Executive Office:             Forked River, New Jersey  08731

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule
12b-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [X]  (b)    (i) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]         (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

    The Registrant has been working diligently to complete its Form 10-KSB for the period ended September 30, 1999. However, the acquisition of Allstates Air Cargo, Inc. by Registrant has caused significant changes in its operational and organizational structure that must be reflected in its Form 10-KSB. Due to the detailed description required of these significant changes, the Registrant may be unable to compete its Form 10-KSB in time for filing by the prescribed due date of December 29, 1999.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Sam DiGiralomo, President
               Allstates WorldCargo, Inc.
               4 Lakeside Drive South
               Forked River, New Jersey   08731
               Telephone:  (609)  693-5950

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          ALLSTATES WORLDCARGO, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  12/28/99                         By: /s/ Sam DiGiralomo
      --------------                      --------------------
                                          Sam DiGiralomo, President, CEO